Exhibit 12

EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except For Ratio)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interest and equity earnings per statements of income	597	575	590	652	567
Add:
Fixed charges	303	296	271	213	170
Distributed income of equity investees	11	13	15	22	14
Less:
Allowance for funds used during construction (AFUDC)	(1)	(1)	(2)	(11)	(24)
Income as adjusted	$910	$883	$874	$876	$727

Fixed charges:
Interest expense, net per statements of income (includes amortization of debt discount, premium and debt issuance costs; excludes AFUDC)	$301	$294	$269	$210	$167
Add:
Portion of rents representative of the interest factor	2	2	2	3	3
Fixed charges	$303	$296	$271	$213	$170

Ratio of earnings to fixed charges	3.0	3.0	3.2	4.1	4.3